Prudential Municipal Series Fund
North Carolina Series
For the Annual period ended 8/31/98
File number 811-4023

                        SUB-ITEM 77J

            Reclassification of Capital Accounts

     The Fund accounts and reports for distributions to shareholders in accordance with the American
Institute of Certified Public Accountants, Statement of
Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income; Capital
Gain, and Return of Capital Distributions by Investment
Companies. The effect of applying this statement, on the North Carolina Series (Series 7), was to increase undistributed net investment income by $6,048, decrease accumulated net realized gain on investments by $6,187 and increase paid in capital by $139, due to the sale of securities purchased with market discount during the year ended August 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.